Business Operating Smart Solution of evolving, integrated, best-in-class SaaS.



boss.tech   Philadelphia, Pennsylvania

Technology   Fintech & Finance   Female Founder   B2B   SaaS

Highlights

1 Capital conservative Founders with decades of experience bootstrapping + VC experience

2 World-class Team of technology category creators with multiple exits

3 BOSS.Tech technologically aligned with previously founded, successful companies

4 Pre-revenue (early) investment opportunity

5 Founders: 3x Inc1000, Entrepreneur Mag Best Co in America, EY Entrepreneur of the Year + dozens more

6 Unparalleled development team in our wholly-owned subsidiary in free trade regime in Costa Rica!

7 Goal is IPO but operating in an acquisition-prone industry (IPO or acquisition not guaranteed)

Our Team



Felicite Moorman CEO

EY Entrepreneur of the Year. Multi-exit, category-creating technologist. Exits include STRATIS: Top 10 Best Company in America. 3x Inc1000. 10x roi to early investors. Feat: Inc Mag, Fast Company, Entrepreneur Mag, CES, SXSW, Lean

Startup, +

Our Mission is to enable entrepreneurs' success with technology and our Vision is the creation of equity through entrepreneurship. As successful Founders of multiple companies, we know the life-changing benefits of entrepreneurship as a vehicle for economic mobility and our legacy is to enable others to reach their full business potential.



Ryan Buchert CTO

Drexel University Entrepreneur of the Year. Multi-exit, multi-patent inventor and engineer. Innovator in SaaS and multi-protocol wireless applications. Exits include STRATIS: Top 10 Best Company in America. 3x Inc1000. 10x ROI to early investors.



Gabriel Quevedo Country Manager - Costa Rica

Experienced Entrepreneur & Seasoned Executive. MBA. Team Building Boss. Financial Modeling & Analytics Specialist. Global Customer Operations Expert.

Pitch



A UNICORN STORY

Successful Founding Team

Mission & Money

Blue Ocean + Flywheel

Category Creating Intent

Undeniable TAM

Exit Strategy: IPO



IPO is not guaranteed.

FOUNDERS



FELICITE MOORMAN, CEO

EY Entrepreneur of the Year. Multi-exit entrepreneur. Launched GE's Emerging Technologies Division for Consumer & Home Electronics Brand. Attorney. International Speaker & Author.
https://www.linkedin.com/in/felicitemoorman/



RYAN BUCHERT, CTO

Multi-exit, multi-patent inventor, engineer, and entrepreneur. He's earned an international reputation as an expert and innovator in SaaS and multi-protocol wireless applications.
https://www.linkedin.com/in/ryanbuchert/

Founders delivered a 10x ROI to early investors in STRATIS IoT, a SaaS Platform/PropTech category creator that delivered first of its kind Smart Apartments and Intelligent Buildings. STRATIS was named a top ten "Best Company in America" by Entrepreneur Magazine and ranked in the top 20% of Inc Magazine's "Fastest Growing Companies" three consecutive years prior to acquisition, doubling revenue for seven years.

BOSS TECH

What's more important than the Founding Team? Not much according to HBR, citing 65% of startups fail because of Founder conflict. Not here! After a decade founding companies together, we're just getting started and couldn't be more excited about this next endeavor!

We're serial entrepreneurs. Our most recent exit was STRATIS IoT, a SaaS Platform to connect diverse and distinct building automation hardware and software via a single, automated Smart Solution. Sound familiar? We're ready to do it again - without the hardware!

We've achieved success in life and we want to achieve significance. We want to change the world and we care about our legacy. We believe entrepreneurship is a better, faster way to success and significance, especially for underrepresented persons. Our Vision for BOSS.Tech is "Equity through Entrepreneurship."

MISSION. DRIVEN.

The BOSS.Tech Mission

To empower entrepreneurs to achieve data-driven success by connecting diverse and distinct business tools via a single, automated Business Operating Smart Solution (BOSS).

BOSS TECH

Ambitious entrepreneurs strive to deliver something that was once deemed "impossible." The difference at BOSS Tech? We've done this before. We built the platform to deliver hundreds of disparate consumer and home electronic devices (including their APIs) into an untapped market on a single dashboard and mobile app. We're making connections again - this time without the headache of hardware!

Mission & Money

We've proven that the best, most motivated and passionate Teams deliver their heart and soul into their work when there's more than money on the table. That's why the BOSS.Tech Mission is central to our Team. BOSS.Tech's Mission is to empower entrepreneurs to achieve data-driven success by connecting diverse and distinct business tools via a single, automated Business Operating Smart Solution (BOSS).

BOSS.Tech is an opportunity to get ahead of the inevitable digital divide coming to businesses near you. BOSS.Tech is an equalizing opportunity for entrepreneurs. We believe BOSS.Tech will level the business playing field, empowering entrepreneurs to compete with the most technically advanced companies in the world.

PROBLEM: Fragmented "Sliver Solutions."

- **"Sliver Solutions"** = Siloed single-solution software products for business that handle a "sliver" of business operations - without integration.

  - **Examples:**
    - **Growth:** SalesForce, Hootsuite, Meet Edgar
    - **Operations:** Quickbooks, ZenDesk, Monday
    - **Technology:** Slack, DropBox, Calendly, Confluence

- Even small businesses today utilize 100+ disparate SaaS "Sliver Solutions."



One of the biggest challenges our Teams faced at our prior startups was having all the business data in all the places we needed it to easily deliver meaningful and actionable information and instruction across the company. Just like the last platform we created, upgrading and connecting disparate, outdated systems provided a pioneering digital transformation with an unparalleled return on investment. If we can do that with the constraints and headaches of hardware (hardware is hard) and the Internet of Things, the opportunity in software and Web3.0 is nearly unfathomable.

BOSS (Business Operating Smart Solution) Tech is the answer to every entrepreneur's problem, and that's a market and market size we're excited to address.

SOLUTION: BOSS.TECH

emPOWERing entrepreneurs.
Like a Boss.

BOSS.Tech is a Business Operating Smart Solution (BOSS) empowering entrepreneurs to be the boss of something else: their data. BOSS.Tech creates a data lake of truth by synchronizing to and with all of the SaaS platforms that run their business, enabling integrated metrics on their entire company's operations.

BOSS TECH

BOSS.Tech was created by multi-exit technology entrepreneurs to enable their own startups and is the business operating system enabling full synchronization of all company's operations and tools to disrupt those using disparate, outdated systems and leapfrog competitors.

FIRST FEATURES

BOSS Tech is a mobile application (an App) for entrepreneurs, their teams, and even their clients, to engage all the apps they use most in a single, synchronized (integrated), space.

Instead of switching between apps, they manage the mayhem in BOSS Tech.
First features include:

- Two-way communication with clients en masse via text.
  - Now the preferred method of outreach for all demographics.

- Ticketing for Customer Success and Support w/ text response capabilities.

- Business financial statistics and overall health.

- Payment management and invoicing.

- Calendar synchronization and scheduling.

- QR Code Contact Capabilities.



BLUE OCEAN + A FLYWHEEL



Category Creating Intent

Harvard Business Review hit the nail on the head in their article The Difference Between a First Mover and Category Creator. The category creator has an advantage beyond merely first mover. Traditionally, a category creator can maintain 76% of market share by utilizing a flywheel.

For BOSS.Tech that means the self-perpetuating flywheel of attracting Bosses (Entrepreneurs) with expanding and evolving integrations based on their feedback for needed use cases which enables our Techs (Developers) and even THEIR Techs to include more integrations attracting more Bosses, thereby moving from early mover to category creator.

Blue Ocean

We've created Platforms before and we're eager to do so again. While there are tangentially related companies in the marketplace today, like that which we've delivered prior, this Platform promises next level sophistication and future-focused development to disrupt current players in the marketplace.

EXIT STRATEGY

Initial

Public

Offering



IPO is not guaranteed.

IPO Exit Strategy

Finally, we're building from the beginning to IPO. We don't believe every company can or should "take it to the street," but BOSS.Tech has something for everyone, and that's something the market can embrace.

Join our journey - like a Boss.